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                                  Contact:  Gilbert L. Danielson
                                  Vice President, Finance
                                  Chief Financial Officer


                                   Exhibit 99
                                 PRESS RELEASE


            AARON RENTS, INC. CHANGES NAME OF CLASS B COMMON STOCK
                         DECLARES 100% STOCK DIVIDEND
                   INCREASES ANNUAL CASH DIVIDEND PAYOUT 5%


     Atlanta, May 7, 1996 -- The Shareholders of Aaron Rents, Inc. (NASDAQ:
ARONA and ARONB) today approved a proposal to change the name of the Company's Class B Common Stock to Common Stock. The renamed Common Stock will be traded on the NASDAQ under the new symbol ARON, replacing the current ARONB symbol.

     After the Annual Shareholders Meeting, the Board of Directors of the Company declared a 100% stock dividend on both Class A and Class B Common Stock to be paid in shares of the renamed Common Stock. The stock dividend will have the effect of a 2-for-1 stock split. In addition, the Directors declared a semi-annual cash dividend of $.02 per share on the Class A Common Stock and $.02 per share on the Common Stock to be paid after the stock dividend on the increased number of shares, resulting in the annual cash dividend payout being raised by more than 5%.

     The holders of both Class A and Class B Common Stock will receive one new share of Common Stock for each share of A and B stock held, with the cash dividend
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then paid on the combined total number of shares of each class outstanding after the stock dividend. The stock dividend will be distributed on June 3, 1996 to shareholders of record as of the close of business on May 20, 1996. The semi-annual cash dividend is payable on July 8, 1996 to shareholders of record of the increased number of shares as of June 3, 1996 .

     "This 100% stock dividend and the subsequent cash dividend on the increased number of shares result from our record growth over the past year and the outlook for continuing strong expansion." said R. Charles Loudermilk, Sr., Chairman and Chief Executive Officer of the Company. "The renaming of the Class B stock and the larger number of shares outstanding as a result of this stock dividend should increase the floating shares and the activity in our stock to the further benefit of our stockholders, who have seen a stock price appreciation of more than 500 percent in the past five years. With our record first quarter this year and the better than expected performance of both our rent-to-rent and rental purchase businesses we are very optimistic about the future progress of the Company."

     Mr. Loudermilk said the Directors' decision in declaring the stock dividend seeks to broaden the Company's shareholder base and further strengthen the marketability of its Common Stock. In addition, changing the name of the Class B Common Stock should result in broader coverage of the stock from financial analysts and media.

     Based on the total number of outstanding shares of both classes of stock on March 31, 1996, the stock dividend will increase the outstanding Common shares by
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approximately 9.5 million shares.  After the stock dividend, the total number of Class A and Common Stock shares will increase to 19.1 million shares.

     For the first quarter this year, Aaron Rents, Inc. reported net income up 25% to $4.2 million, or $.42 per share, compared to $3.3 million, or $.34 per share, a year ago, while revenues rose 9% to $64.7 million compared to $59.6 million. It was the 19th consecutive quarter of record earnings and the 18th consecutive quarter of record revenues. Systemwide revenues, including revenues from franchised rental purchase stores, grew 13% to $71.5 million, and revenues of the rapidly growing Aaron's Rental Purchase division increased 25%.

     Rental purchase stores are being opened at the rate of 1 every 6 days by Aaron's Rental Purchase, which has 160 stores including 39 franchised stores open. In addition, franchises have been awarded for another 94 stores.

     Management's expectations for the future are forward looking statements which are subject to uncertainty. Actual results may differ, perhaps materially, from these expectations. Please refer to the Company's filings with the Securities and Exchange Commission for a fuller discussion of any assumptions and uncertainties that bear on the forward looking statements.

     Aaron Rents, Inc., based in Atlanta, has a total of 266 stores in 24 states for the rental and sale of residential and office furniture and accessories, consumer electronics, household appliances and business equipment.

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